                                                                        33-94782
                                                                       333-22211

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM T-1
                                    --------

                            STATEMENT OF ELIGIBILITY
                     UNDER THE TRUST INDENTURE ACT OF 1939
                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                OF A TRUSTEE PURSUANT TO SECTION 305(B)(2)  X
                                                           ---

                       ---------------------------------

                       THE FIRST NATIONAL BANK OF CHICAGO
              (EXACT NAME OF TRUSTEE AS SPECIFIED IN ITS CHARTER)

     A NATIONAL BANKING ASSOCIATION                     36-0899825
                                                        (I.R.S. EMPLOYER
                                                        IDENTIFICATION NUMBER)

     ONE FIRST NATIONAL PLAZA, CHICAGO, ILLINOIS        60670-0126
     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)           (ZIP CODE)

                       THE FIRST NATIONAL BANK OF CHICAGO
                      ONE FIRST NATIONAL PLAZA, SUITE 0286
                         CHICAGO, ILLINOIS   60670-0286
            ATTN:  LYNN A. GOLDSTEIN, LAW DEPARTMENT (312) 732-6919
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                      -----------------------------------

                      LIBERTY PROPERTY LIMITED PARTNERSHIP
              (EXACT NAME OF OBLIGOR AS SPECIFIED IN ITS CHARTER)

     PENNSYLVANIA                                      23-2766549
     (STATE OR OTHER JURISDICTION OF                   (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NUMBER)


     65 VALLEY STREAM PARKWAY
     MALVERN, PENNSYLVANIA                             19355
     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)          (ZIP CODE)


                                DEBT SECURITIES
                        (TITLE OF INDENTURE SECURITIES)

ITEM 1.   GENERAL INFORMATION.  FURNISH THE FOLLOWING
          --------------------
          INFORMATION AS TO THE TRUSTEE:

          (a) NAME AND ADDRESS OF EACH EXAMINING OR
          SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

          Comptroller of Currency, Washington, D.C.,
          Federal Deposit Insurance Corporation,
          Washington, D.C., The Board of Governors of the Federal Reserve System, Washington D.C.

          (b) WHETHER IT IS AUTHORIZED TO EXERCISE
          CORPORATE TRUST POWERS.

          The trustee is authorized to exercise corporate trust powers.

ITEM 2.   AFFILIATIONS WITH THE OBLIGOR.  IF THE OBLIGOR
          ------------------------------
          IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH
          SUCH AFFILIATION.

          No such affiliation exists with the trustee.


ITEM 16.  LIST OF EXHIBITS.   LIST BELOW ALL EXHIBITS FILED AS A
          -----------------
          PART OF THIS STATEMENT OF ELIGIBILITY.

          1. A copy of the articles of association of the trustee now in effect.*

          2. A copy of the certificates of authority of the trustee to commence business.*

          3. A copy of the authorization of the trustee to exercise corporate trust powers.*

          4.  A copy of the existing by-laws of the trustee.*

          5.  Not Applicable.

          6.  The consent of the trustee required by
              Section 321(b) of the Act.

          7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

          8.  Not Applicable.

          9.  Not Applicable.


     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The First National Bank of Chicago, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and the State of Illinois, on this 13th day of August, 1997.


            THE FIRST NATIONAL BANK OF CHICAGO,
            TRUSTEE

            By  /s/ John R. Prendiville
                John R. Prendiville
                Vice President




* EXHIBIT 1, 2, 3 AND 4 ARE HEREIN INCORPORATED BY REFERENCE TO EXHIBITS BEARING IDENTICAL NUMBERS IN ITEM 16 OF THE FORM T-1 OF THE FIRST NATIONAL BANK OF CHICAGO, FILED AS EXHIBIT 25.1 TO THE REGISTRATION STATEMENT ON FORM S-3 OF SUNAMERICA, INC., FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1996 (REGISTRATION NO. 333-14201).

                                   EXHIBIT 6



                      THE CONSENT OF THE TRUSTEE REQUIRED
                          BY SECTION 321(b) OF THE ACT



                                                 August 13, 1997


Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

     In connection with the qualification of an indenture between Liberty Property Limited Partnership and The First National Bank of Chicago, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


                                 Very truly yours,

                                 THE FIRST NATIONAL BANK OF CHICAGO

                                 By   /s/ John R. Prendiville
                                      John R. Prendiville
                                      Vice President

                                   EXHIBIT 7

Legal Title of Bank:       The First National Bank of Chicago   Call Date: 03/31/97   ST-BK:  17-1630 FFIEC 031
Address:                   One First National Plaza, Ste 0303                                         Page RC-1
City, State  Zip:          Chicago, IL  60670
FDIC Certificate No.:      0/3/6/1/8
                           ---------

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
AND STATE-CHARTERED SAVINGS BANKS FOR MARCH 31, 1997

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC--BALANCE SHEET

                                                                                               C400
                                                        DOLLAR AMOUNTS IN                  ------------
                                                            THOUSANDS         RCFD         BIL MIL THOU
                                                            ---------         ----         ------------

ASSETS
1.  Cash and balances due from depository
    institutions (from Schedule RC-A):
    a. Noninterest-bearing balances and
       currency and coin(1).........................                          0081           3,871,170        1.a.
    b. Interest-bearing balances(2).................                          0071           6,498,314        1.b.
2.  Securities
    a. Held-to-maturity securities(from
       Schedule RC-B, column A).....................                          1754                   0        2.a.
    b. Available-for-sale securities (from
       Schedule RC-B, column D).....................                          1773           3,901,208        2.b.
3.  Federal funds sold and securities
    purchased under agreements to resell............                          1350           4,612,975        3.
4.  Loans and lease financing receivables:
    a. Loans and leases, net of unearned
       income (from Schedule RC-C)..................   RCFD 2122 23,345,201                                   4.a.
    b. LESS: Allowance for loan and lease losses....   RCFD 3123    420,963                                   4.b.
    c. LESS: Allocated transfer risk reserve........   RCFD 3128          0                                   4.c.
    d. Loans and leases, net of unearned
       income, allowance, and reserve (item 4.a
       minus 4.b and 4.c)...........................                          2125          22,924,238        4.d.
5.  Trading assets (from Schedule RD-D).............                          3545           8,792,158        5.
6.  Premises and fixed assets (including
    capitalized leases).............................                          2145             706,928        6.

7.  Other real estate owned (from Schedule RC-M)....                          2150               6,563        7.
8.  Investments in unconsolidated subsidiaries
    and associated companies (from Schedule RC-M)...                          2130              61,551        8.
9.  Customers' liability to this bank on
    acceptances outstanding.........................                          2155             488,866        9.
10. Intangible assets (from Schedule RC-M)..........                          2143             291,569        10.
11. Other assets (from Schedule RC-F)...............                          2160           1,775,283        11.
12. Total assets (sum of items 1 through 11)........                          2170          53,930,823        12.

------------------

(1)  Includes cash items in process of collection and unposted debits.
(2)  Includes time certificates of deposit not held for trading.

Legal Title of Bank:      The First National Bank of Chicago    Call Date:  03/31/97 ST-BK:  17-1630 FFIEC 031
Address:                  One First National Plaza, Ste 0303                                             Page RC-2
City, State  Zip:         Chicago, IL 60670
FDIC Certificate No.:     0/3/6/1/8
                          ---------

SCHEDULE RC-CONTINUED

                                                          DOLLAR AMOUNTS IN
                                                              THOUSANDS                             BIL MIL THOU
                                                          -----------------                         ------------
LIABILITIES
13. Deposits:
    a. In domestic offices (sum of totals of columns
       A and C from Schedule RC-E, part 1).............                            RCON 2200         21,550,056      13.a.
       (1) Noninterest-bearing(1)......................   RCON 6631  8,895,137                                       13.a.1
       (2) Interest-bearing............................   RCON 6636 12,654,919                                       13.a.2
    b. In foreign offices, Edge and Agreement
       subsidiaries, and IBFs (from Schedule RC-E,
       part II)........................................                            RCFN 2200         12,364,650      13.b.
       (1) Noninterest bearing.........................   RCFN 6631    287,496                                       13.b.1
       (2) Interest-bearing............................   RCFN 6636 12,077,154                                       13.b.2
14. Federal funds purchased and securities sold
    under agreements to repurchase:                                                RCFD 2800          3,817,421      14
15. a. Demand notes issued to the U.S. Treasury........                            RCON 2840             63,621      15.a.
    b. Trading Liabilities(from Schedule RC-D).........                            RCFD 3548          5,872,831      15b.
16. Other borrowed money:
    a. With original maturity of one year or less......                            RCFD 2332          2,607,549      16.a.
    b. With original  maturity of more than one year...                            RCFD 2333            322,414      16b.
17. Not applicable
18. Bank's liability on acceptance executed and
    outstanding........................................                            RCFD 2920            488,866      18.
19. Subordinated notes and debentures..................                            RCFD 3200          1,550,000      19.
20. Other liabilities (from Schedule RC-G).............                            RCFD 2930          1,196,229      20.
21. Total liabilities (sum of items 13 through 20).....                            RCFD 2948         49,833,637      21.
22. Not applicable
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus......                            RCFD 3838                  0      23.
24. Common stock.......................................                            RCFD 3230            200,858      24.
25. Surplus (exclude all surplus related to
    preferred stock)...................................                            RCFD 3839          2,944,244      25.
26. a. Undivided profits and capital reserves..........                            RCFD 3632            954,885      26.a.
    b. Net unrealized holding gains (losses) on
       available-for-sale securities...................                            RCFD 8434             (1,089)     26.b.
27. Cumulative foreign currency translation
    adjustments........................................                            RCFD 3284             (1,712)     27.

28. Total equity capital (sum of items 23
    through 27)........................................                            RCFD 3210          4,097,186      28.

29. Total liabilities, limited-life preferred stock,
    and equity capital (sum of items 21, 22, and 28)...                            RCFD 3300         53,930,823      29.

Memorandum
To be reported only with the March Report of Condition.
1. Indicate in the box at the right the number of the
   statement below that best describes the  most
   comprehensive level of auditing work performed for
   the bank by independent external                                Number
                                                                   ------
   auditors as of any date during 1996..............RCFD 6724......2        M.1.
                                                                   ------
1 = Independent audit of the bank           4 = Directors' examination of the
    conducted in accordance                     bank performed by other
    with generally accepted auditing            external auditors (may be
    standards by a certified                    required by state chartering
    public accounting firm which                authority)
    submits a report on the bank
2 = Independent audit of the bank's         5 = Review of the bank's financial
    parent holding company                      statements by external auditors
    conducted in accordance with            6 = Compilation of the bank's
    generally accepted auditing                 financial statements by
    standards by a certified                    external auditors
    public accounting firm which            7 = Other audit procedures
    submits a report on the                     (excluding tax preparation
    consolidated holding company                work)
    (but not on the bank separately)        8 = No external audit work
3 = Directors' examination of the
    bank conducted in accordance with
    generally accepted auditing
    standards by a certified public
    accounting firm (may be required
    by state chartering authority)

-------------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.